06004779

SECUI ISSION
Washington, D.C. 20549

RECEIVED MAR 0 1 2006 SEC MAIL PROCESSING SECTION 213 WASH., D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 066899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 31, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crystal Cove Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

620 Newport Center Drive, Suite 1100
(No. and Street)

Newport Beach (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terrance McGovern (949) 481-4208
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9010 Corbin Avenue Suite 7 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 6 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Terrance McGovern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crystal Cove Capital, LLC, of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Orange
Subscribed and sworn (or affirmed) to before me this 9th day of February, 2006

Notary Public

Signature

Managing Member
Title

ELIZABETH KARACUSCHANSKY
Commission # 1537393
Notary Public - California
Orange County
My Comm. Expires Jan 19, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crystal Cove Capital, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Period from October 1, 2005 to December 31, 2005

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Director
Crystal Cove Capital, LLC

We have audited the accompanying statement of financial condition of Crystal Cove Capital, LLC as of December 31, 2005, and the related statements of income, changes in member's capital, and cash flows for the period from October 1, 2005 to December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crystal Cove Capital, LLC as of December 31, 2005, and the results of its operations and its cash flows for the period from October 1, 2005 to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 27, 2006

We Focus & Care℠

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Crystal Cove Capital, LLC
Statement of Financial Condition
December 31, 2005

Assets

Cash	$ 1,691
Accounts receivable	25,218
Total assets	$ 26,909

Liabilities and Member's capital

Liabilities	
Accounts payable	$ 1,090
Income taxes payable	800
Total liabilities	1,890
Member's capital	25,019
Total liabilities and member's capital	$ 26,909

The accompanying notes are an integral part of these financial statements.

Crystal Cove Capital, LLC
Statement of Income
For the Period from October 1, 2005 to December 31, 2005

Revenue	
Financial advisory fees	$ 80,603
Total revenue	80,603
Expenses	
Communications	2,575
Professional fees	2,723
Taxes, licenses and fees, other than income taxes	724
Other operating expenses	4,392
Total expenses	10,414
Income (loss) before income tax provision	70,189
Total income tax provision	800
Net income (loss)	$ 69,389

The accompanying notes are an integral part of these financial statements.

Crystal Cove Capital, LLC
Statement of Changes in Member's Capital
For the Period from October 1, 2005 to December 31, 2005

	Member's Capital
Balance on October 1, 2005	$ –
Member's contributions	37,922
Net income (loss)	69,389
Distributions	(82,292)
Balance on December 31, 2005	$ 25,019

The accompanying notes are an integral part of these financial statements.

Crystal Cove Capital, LLC
Statement of Cash Flows
For the Period from October 1, 2005 to December 31, 2005

Cash flows from operating activities:		
Net income (loss)		$ 69,389
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Accounts receivable	$ (25,218)	
(Decrease) increase in:		
Accounts payable	1,090	
Income taxes payble	800	
Total adjustments		(23,328)
Net cash provided by (used in) operating activities		46,061
Cash flows from investing activities:		–
Cash flows from financing activities:		
Contributions	37,922	
Distributions	(82,292)	
Net cash provided by (used in) financing activities		(44,370)
Net increase (decrease) in cash		1,691
Cash at beginning of year		–
Cash at end of year		$ 1,691

Supplemental disclosure of cash flow information:

Cash paid during the year for

Interest	$ –
Income taxes	$ –

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Crystal Cove Capital, LLC (the "Company"), was incorporated in the State of California on October 16, 2003. The Company is a single member limited liability company. On October 16, 2005, the Company became registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is headquartered in Newport Beach, CA.

The Company's primary business activity is corporate finance and investment banking advisory services. Additionally, the Company can be engaged in the private placement of securities in a primary market on a best efforts basis only.

These financial statements cover the period from October 1, 2005 to December 31, 2005, when the Company became registered and approved to operate as a broker/dealer.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company receives advisory fees in accordance with terms stipulated in its engagement contracts. Financial advisory fees are recognized as earned on a pro rata basis over the term of the contract or the period that advisory services are rendered, whichever is shorter.

Advertising costs are expensed as incurred.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore no federal tax provision has been provided. However the Company is subject to a gross receipts tax in California in addition to minimum California tax.

Rent expense for the year ended December 31, 2005, was $900, included in other operating expenses. The Company leases its office space on a month to month agreement.

Note 2: INCOME TAXES

The Company is subject to the California limited liability company gross receipts tax and a minimum tax provision of $800. At December 31, 2005, the Company recorded the minimum income tax of $800.

Note 3: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 4: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2005, the Company had a net capital deficit of $(199) which was $5,199 in deficit of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($1,890) to net capital was infinite, which is more than the 12 to 1 maximum ratio allowed for a first year broker/dealer.

Note 5: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $44,505 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 44,306
Adjustments:		
Member's capital	$ (1,890)	
Allowable assets	(17,396)	
Non allowable assets	(25,219)	
Total adjustments		44,505
Net capital per audited statements		$ (199)

Crystal Cove Capital, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2005

Computation of net capital		
Member's capital		$ 25,019
Less: Non-allowable assets		
Accounts receivable	$ (25,218)	
Total non-allowable assets		(25,218)
Net Capital		(199)
Computation of net capital requirements		
Minimum net capital requirements		
12 1/2 percent of net aggregate indebtedness	$ 236	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		5,000
Excess (deficit) net capital		$ (5,199)
Ratio of aggregate indebtedness to net capital	infinite	

Because net capital is negative, ratio does not compute. There was a material $44,505 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2005. See Note 5.

See independent auditor's report.

Crystal Cove Capital, LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2005

A computation of reserve requirement is not applicable to Crystal Cove Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Crystal Cove Capital, LLC
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2005

Information relating to possession or control requirements is not applicable to Crystal Cove Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Crystal Cove Capital, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Period from October 1, 2005 to December 31, 2005

Board of Directors and Member of
Crystal Cove Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Crystal Cove Capital, LLC for the period from October 1, 2005 to December 31, 2005, we considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Crystal Cove Capital, LLC including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care SM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Breard & Associates, Inc.
Certified Public Accountants

January 27, 2006